Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ration of earnings to fixed charges for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

(dollar amounts reported in thousands)

	Three Months Ended	Fiscal Years Ended
	March 31, 2005	2004	2003	2002	2001	2000
Pre-tax income from continuing operations	$1,235	$5,535	$5,045	$5,564	$4,217	$5,853
Capitalized interest	-	-	(46)	(63)	(219)	-
Amortization of capitalized interest	2	8	8	7	6	-
Minority interest in pre-tax losses of subsidiaries which have not incurred fixed charges	21	-	-	-	-	-
Fixed Charges:
Interest expensed	453	1,513	1,897	1,809	1,934	1,529
Interest capitalized	-	-	46	63	219	-
Amortization of deferred financing charges	14	75	114	94	82	88
Estimate of interest within rental expense	23	107	120	133	144	155
Total Fixed Charges	$490	$1,695	$2,177	$2,099	$2,379	$1,772
Earnings	$1,748	$7,238	$7,184	$7,607	$6,383	$7,625
Earnings / Fixed Charges Ratio	3.6	4.3	3.3	3.6	2.7	4.3